Exhibit 17

CONSENT OF AMEC

AMEC
961 Matley Lane
Reno, Nevada 89502
USA

I, Larry Smith, on behalf of AMEC, consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to AMEC’s name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 and “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012 (collectively, the “Technical Reports”), and the information derived from the Technical Reports, included in the 2012 Annual Information Form of NovaGold Resources Inc. dated February 12, 2013 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to AMEC Americas Limited’s name and the use of the Technical Reports and the information derived from the Technical Reports which are included in the annual report on Form 40-F.

Dated this 11th day of February, 2013.

On behalf of AMEC

By:_____/s/ Larry Smith___________________
Name:           Larry Smith
Title:           Vice President, Mining & Metals Consulting